EXHIBIT D-1

RECENT DEVELOPMENTS

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2009 on Form 18-K filed with the SEC on September 30, 2010, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2009, as amended from time to time, the information in this section supersedes and replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2009.

GENERAL

Turkey’s economy was impacted by the 2008-2009 global financial crisis but began to recover in the last quarter of 2009. Turkey’s GDP increased by 11.8% in the first quarter of 2010, 10.2% in the second quarter of 2010 and 5.5% in the third quarter of 2010, as compared to the same respective quarters of 2009. See “Recent Developments — Key Economic Indicators”. Since 2003, the Republic has maintained fiscal discipline, as evidenced by the fact that the Republic’s debt ratios have been below the Maastrict criteria since 2004. Moreover, in 2007 and 2008, at the beginning of the sub-prime crisis, the Republic’s EU defined debt ratios were below 40%. Even in 2009, at the height of the global financial crisis, the Republic’s debt ratios only slightly increased from 39.5% to 45.5%. In addition to prudent fiscal policies, the Republic’s strong banking sector was an important underlying factor in maintaining a healthy fiscal position. Although many countries had intervened in and supported the banking sector with government financing, there was no need to take any such measures in Turkey due to the nature of banking regulations implemented before the global financial crisis. As a result of the resilience of the Republic’s economy and its fiscal position, on December 3, 2009, despite the global financial crisis, Fitch upgraded the Republic’s credit rating by two notches to BB+. Following Fitch’s upgrade, in 2010 both S&P and Moody’s upgraded the Republic’s credit rating by one notch to BB and Ba2, respectively. Considering these developments, the recent turmoil in the EU sovereign debt market has not had any material impact on the Republic’s public finances or economy due to the Republic’s strong fiscal balance, low debt stock to GDP ratio and strong banking sector. However, given the strong economic and political ties between the Republic and the EU, any material deterioration in the EU economy or any material deterioration in market conditions due to the uncertainties arising from the problems in the EU could have negative effects on the Republic’s economy or assets.

On May 17, 2010, the annual review of Turkey’s economy, referred to as an Article IV consultation, commenced with the visit of an IMF staff mission. The IMF periodically consults with each member state in order to ensure that each member state has in place a sound macroeconomic framework and corresponding policies to promote financial stability, economic growth and free exchange rates. On May 28, 2010, the IMF mission concluded its review and published its preliminary conclusions, and on July 30, 2010, the Executive Board of the IMF concluded the Article IV consultation and post-program monitoring with the Republic. The Executive Board of the IMF commended Turkey for far reaching reforms and prudent fiscal policy that limited exposure and paved the way for an effective response to the global financial crisis and contributed to a robust economic recovery. The Executive Board noted that the main challenge for the Republic is containing external imbalances that could undermine the economic recovery. Between November 30, 2010 and December 9, 2010 an IMF mission visited Turkey for second post-program monitoring discussions. On December 17, 2010, the Concluding Statement of the IMF mission describing the preliminary findings of the IMF Staff was published. The IMF Staff affirmed the strong post-global financial crisis recovery of the Republic’s economy during 2010, but noted that a significant increase in the current account deficit is expected in 2010. The Republic successfully completed its last stand-by arrangement with the IMF on May 9, 2008, and the Republic and the IMF have since been continuing their relationship on a regular membership basis because the Republic believes that a stand-by arrangement has not been necessary.

The Undersecretariat of the Turkish Treasury together with the World Bank launched the Country Partnership Strategy (“CPS”) of Turkey on February 28, 2008. The CPS covers the period between 2008 and 2011 and is designed to provide Turkey with financial and technical support. The CPS package, which envisages total financial

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support of $8.1 billion, consists of both investment and program loans. Under the current CPS program a total of approximately $6.5 billion worth of agreements have been signed to date. The CPS program ends on June 30, 2011. On March 23, 2010, the Executive Board of the World Bank approved the Restoring Equitable Growth and Employment Programmatic Development Policy Loan (“REGE DPL”) with a total funding of €931 million (approximately $1.3 billion). On June 15, 2010, the Executive Board of the World Bank approved the Second Programmatic Environmental Sustainability and Energy Sector Development Policy Loan (“ESES DPL II”) with a total funding of €519.6 million (approximately $700 million) and a loan of $500 million to Türkiye Kalknma Bankas A.Ş, T.C. Ziraat Bankas A.Ş. ve Türkiye Vakflar Bankas T.A.O. for a “Second Access to Finance for Small and Medium Enterprises (“SMEs”) Project” with a guarantee provided by the Turkish Treasury. On June 29, 2010, a loan and a guarantee agreement in the amount of €178.2 million (approximately $240 million) were signed among World Bank, Iller Bankasý and Undersecretariat of Treasury. On August 30, 2010, the Executive Board of the World Bank approved the Energy Community of South East Europe APL6 Project Loan with a total funding of €169.2 million (approximately $220 million).

On March 25, 2010, it was announced that the Republic and the Islamic Development Bank signed a memorandum of understanding on Member Country Partnership Strategy (“MCPS”).

The Republic signed a total of €1.6 billion and a total of €650 million worth of various financing agreements with the European Investment Bank in 2009 and 2010, respectively.

On September 16, 2010, the Republic and the Council of Europe Development Bank signed the “Finance Contract of İstanbul Earthquake Risk Mitigation and Emergency Preparedness Project” with a total amount of €250 million.

Several claimants have filed claims against the Republic ranging in the amounts of $750 million to $10 billion before the International Center for the Settlement of Investment Disputes (“ICSID”) or under the United Nations Commission on International Trade Arbitration Rules (“UNCITRAL”) alleging either that (a) they have been harmed because the Savings Deposit Insurance Fund’s (“SDIF”) takeover of banks indirectly impaired their investments in companies affiliated with these banks or their shareholders, without adequate compensation or (b) they have been indirectly harmed because the Republic cancelled certain contracts with companies in which they allege they held investments. The Republic believes that it has meritorious defenses to all of these claims. While the Republic does not believe that such proceedings will in aggregate have a material adverse impact on the Republic, the outcome of these arbitration proceedings is uncertain. Five of the claims against the Republic previously before ICSID and two of the claims before UNCITRAL have been dismissed.

On February 2, 2010, Turkey announced its EU Pre-Accession Economic Program for the 2010-2012 period (“PEP”). The PEP was prepared on the basis of the medium term program for the 2010-2012 period (See “Recent Developments” — “Public Finance and Budget”). According to the PEP, Turkey’s economy is expected to have growth rates of 3.5%, 4.0% and 5.0% in 2010, 2011 and 2012, respectively. The Republic’s inflation targeting regime will continue in compliance with the main objective of establishing price stability. The year-end inflation targets for the years 2010, 2011 and 2012 are set as 6.4%, 5.9% and 5.3%, respectively. The program forecasts unemployment rates of 14.3%, 14.1% and 13.3% in 2010, 2011 and 2012, respectively. The program also forecasts the current account deficits/GDP ratio as 2.8% in 2010, 3.3% in 2011 and 3.9% in 2012.

The Council of Ministers Decree amending Decrees Nos. 2009/14592, 2009/14593 and 2009/14594 was published in the Official Gazette dated December 29, 2010 (No. 27800) and became effective as of such date.

According to these amendments, the rates of withholding tax on the interest to be received by non-resident individuals and entities from the corporate bonds to be directly issued by Turkish corporations (including banks) outside the Republic has been determined as follows:

•	10% over the interest of the corporate bonds with a maturity of less than one year

•	7% over the interest of the corporate bonds with a maturity from one year to three years

•	3% over the interest of the corporate bonds with a maturity from three years to five years

•	0% over the interest of the corporate bonds with a maturity of more than five years

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On December 26, 2010, the Assembly approved the Central Government Budget Law for 2011 (Law No. 6091). According to Law No. 6091, the central government’s total budget expenditure target is TL312.5 billion and the central government’s total budget revenue target is TL279.0 billion for year 2011. The Government forecasts that the central government’s total budget deficit for 2011 will be approximately TL33.5 billion. Law No. 6091 was published in the Official Gazette on December 31, 2010 (No. 27802).

On December 11, 2010, the Assembly approved the Law on the Supreme Court of Judges and Prosecutors (Law No. 6087), in line with the recent constitutional amendment. Law No. 6087 was published in the Official Gazette on December 18, 2010 (No. 27789).

Currently, a new Commercial Code is being discussed in Parliament. Under the proposed Commercial Code, among other things, companies would be required to prepare financial statements in accordance with International Financial Reporting Standards.

On April 5, 2010, 265 members of the ruling Justice and Development Party (“AKP”) submitted a proposed constitutional amendment to the Assembly which aimed to, among other things, align the judiciary system in Turkey with European standards. The proposal contains articles, which, among other things, propose to 1) change the composition and the structure of the Constitutional Court and the Supreme Court of Judges and Prosecutors, 2) give the right of collective agreement for civil servants and 3) provide positive discrimination claims on behalf of children, the elderly and the disabled. On May 7, 2010, the Assembly approved the amendment package (Law No. 5982) and the package was published in the Official Gazette on May 13, 2010 (No. 27580). On May 15, 2010, a total of 111 members of the Parliament applied to the Constitutional Court for the annulment of certain articles of Law No. 5982. On July 7, 2010, the Constitutional Court annulled certain parts of the amendments, including those that changed the composition and the structure of the Constitutional Court and the Supreme Court of Judges and Prosecutors. A public referendum was held on September 12, 2010 in relation to Law No. 5982. According to the Official Gazette dated September 23, 2010 (No. 27708), the participation rate of the referendum was 73.71%, with 57.88% of those who participated in the referendum voting in favor of Law No. 5982. As a result, the proposed constitutional amendment was accepted.

POLITICAL CONDITIONS

The Republic has a democratically elected parliamentary form of government. The Justice and Development Party (the “AKP”) won the latest general elections held on July 22, 2007 with 46.6% of the eligible votes and formed the 60th Government of the Republic. The most recent local elections for municipalities were held on March 29, 2009. The ruling AKP received 38.75% of the votes cast for the seats in city councils of the municipalities and was able to secure the mayoral position in 45 out of 81 cities. The following table sets forth the composition of the Assembly by total number of seats as of January 5, 2011. The next general election is expected to be held in June 2011.

Political Party	Number of Seats

Justice and Development Party (AKP)	335
Republican People’s Party (CHP)	101
Nationalist Action Party (MHP)	70
Peace and Democracy Party (BDP)	20
Independents	7
Democratic Socialist Party (DSP)	6
Türkiye Party	1
Vacant	9	[1]
Democrat Party	1

Source: The Grand National Assembly of Turkey

1 Under Law No. 2839 (published in the Official Gazette on June 13, 1983 (No. 18076), there are 550 seats in the Assembly. The nine vacant seats were held by six recently deceased members of the Assembly, two members of the Democratic Society Party (“DTP”) who were banned from politics and President Gül who resigned from his parliamentary seat.

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On January 21, 2010, an investigation into the alleged conspiracy to overthrow the government began and on July 19, 2010, the 10th Penal Court of Istanbul agreed to hear a case against 196 people. The first hearing was held on December 16, 2010 and the case is still under review by the 10th Penal Court of Istanbul.

KEY ECONOMIC INDICATORS

The following tables set forth increases or decreases in GDP (at constant prices) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4	Annual

2009	(14.6)%	(7.6)%	(2.7)%	6.0)%	(4.7)%
2010	11.8%	10.2%	5.5%	—	—

	2009					2010
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3

Agriculture, hunting and forestry	(1.3)	6.4	4.4	2.4	3.7	0.1	0.7	(0.8)
Fishing	0.2	(0.4)	9.8	(3.3)	(0.3)	4.7	15.7	13.0
Mining and quarrying	(13.0)	(15.3)	(3.2)	(3.5)	(6.7)	6.1	14.2	0.1
Manufacturing	(22.1)	(11.5)	(4.2)	13.0	(7.0)	21.2	15.2	8.7
Electricity, gas and water supply	(6.1)	(5.8)	(4.6)	1.5	(3.4)	2.4	8.3	11.4
Construction	(18.5)	(20.9)	(18.2)	(6.4)	(16.1)	8.3	21.9	24.6
Wholesale and retail trade	(26.2)	(15.1)	(6.9)	10.5	(10.2)	20.7	14.0	7.5
Hotels and Restaurants	2.9	1.8	4.7	4.0	3.7	(1.0)	2.6	0.7
Transport, storage and communication	(16.1)	(10.0)	(4.6)	3.2	(7.0)	11.7	10.1	6.7
Financial intermediation	10.6	7.5	7.8	8.3	8.5	4.4	7.3	6.4
Ownership and dwelling	3.2	3.3	2.8	2.5	2.9	2.2	2.1	2.7
Real estate, renting and business activities	(0.5)	2.0	6.6	9.9	4.5	11.1	9.1	1.5
Public administration and defense; compulsory social security	2.4	1.8	3.5	3.6	2.9	0.5	0.4	(0.1)
Education	0.7	1.3	3.3	3.1	2.0	1.5	1.1	(0.5)
Health and social work	0.7	2.9	4.5	4.9	3.2	4,9	2.5	(1.1)
Other community, social and personnel service activities	(2.9)	(1.9)	0.8	(0.4)	(1.1)	3.4	3.2	(0.6)
Private household with employed persons	(1.9)	0.3	4.6	7.2	2.3	9.2	7.7	0.1
Sector totals	(12.2)	(6.8)	(1.5)	6.4	(3.4)	11.3	10.1	5.8
Financial intermediation services indirectly measured	10.7	6.6	9.5	11.5	9.7	10.4	13.4	12.7
Taxes-Subsidies	(21.9)	(7.7)	(7.9)	6.4	(8.1)	17.2	14.0	8.2

Gross Domestic Product (Purchaser’s Price)	(14.6)	(7.6)	(2.7)	6.0	(4.7)	11.8	10.2	5.5

Source: TURKSTAT

•	For the month of December 2010, CPI decreased by 0.3% and PPI increased by 1.31% as compared to the previous month.

•	The Republic’s CPI and PPI increased by 6.40% and 8.87% respectively, as of December 2010, as compared to the same month of the previous year.

•	The Central Bank announced the inflation target rates for 2012 and 2013 as 5%. The target for 2010 was 6.5% and the target for 2011 is 5.5%.

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Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2011:

	March	June	September	December

Uncertainty Band (Upper Limit)	7.5	7.5	7.5	7.5
Path Consistent with the Target	5.5	5.5	5.5	5.5
Uncertainty Band (Lower Limit)	3.5	3.5	3.5	3.5

Source: Central Bank

•	On January 4, 2011, the Central Bank foreign exchange buying rate for U.S. dollars was TL1.544 per U.S. dollar, compared to an exchange buying rate of TL1.4810 per U.S. dollar on January 4, 2010.

•	On December 7, 2010, the Government offered an interest rate of 7.68% for its 20-month Government Bond, compared to an interest rate of 9.00% for its 20-month Government Bond on December 8, 2009.

•	The industrial production index increased by 9.8% in October 2010 compared to October 2009 (year on year).

•	The following table indicates unemployment figures for 2010:

2010	Unemployment rate	Number of unemployed

January	14.5%	3,591,000
February	14.4%	3,564,000
March	13.7%	3,438,000
April	12.0%	3,071,000
May	11.0%	2,846,000
June	10.5%	2,751,000
July	10.6%	2,782,000
August	11.4%	2,971,000
September	11.3%	2,934,000

Source: TURKSTAT

•	Pursuant to an announcement in August 2008, the wages of civil servants were increased by 8.7% on average in 2009 (consisting of a 4% increase effective from January 1, 2009 and a further increase of 4.5% effective from July 1, 2009). On July 7, 2009, the Government announced that the wages of public sector workers would increase by 2.5% for the first half of 2010 and another 2.5% for the second half of 2010. The salaries of civil servants were increased by 2.5% for the first six months of 2010 and by another 2.5% in the second half of 2010. Salaries for civil servants were increased by an additional 1.06% in order to compensate for the difference between the actual inflation rate and the targeted inflation rate in the first half of 2010. The salaries of civil servants will be increased by 4.0% in the first six months of 2011 and another 4.0% in the second half of 2011. On December 29, 2009, it was announced that the minimum wage for both private and public sector workers would increase by 5.2% in the first six months of 2010 and by another 4.3% in the second half of 2010. On December 26, 2010, it was announced that the minimum wage for both private and public sector workers would increase by 4.7% in the first six months of 2011 and by another 5.1% in the second half of 2011. The implementation of prudent policies in public finance and the banking sector, as explained above under the heading “General”, created the fiscal flexibility that enabled the increase in wages and salaries of civil servants in 2009 and 2010 in accordance with then-existing contractual obligations.

•	According to the Medium Term Program (defined below) that the Government unveiled on October 11, 2010, year-end CPI is expected to be 7.5%, 5.3%, 5.0% and 4.9% for 2010, 2011, 2012 and 2013, respectively.

•	In its regular meeting held on May 18, 2010, the Monetary Policy Committee (“MPC”) decided to implement a technical rate adjustment by setting the one-week repo auction rate as its new policy rate. As of December 16, 2010, the one-week repo auction rate of the Central Bank was 6.5%, the Central Bank

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overnight borrowing interest rate was 1.50% and the Central Bank overnight lending interest rate was 9.00%. The main reason behind the latest change in rates is the lack of inflationary pressure as a result of falling unprocessed food prices, the high unemployment rate and relatively low industrial capacity utilization ratio. Additionally, the divergence between domestic and foreign demand growth, coupled with a rapid credit expansion is increasing the current account deficit and creating financial stability risks, necessitating a revision to the domestic policy mix.

TOURISM

•	From the beginning of January 2010 until the end of November 2010, the number of foreign visitors visiting the Republic increased approximately 6.25% as compared to the same period in 2009, from 25,850,971 foreign visitors to 27,466,301 foreign visitors.

POPULATION

The population of localities is determined by taking into account the population obtained from the Address Based Population Registration System (ABPRS), which was established in 2007 and is updated annually by the General Directorate of Population and Citizenship Affairs (GDPCA), and the population living in certain institutions (military barracks, prisons, nursing homes, university dormitories, etc.). Persons who live in such institutions are included in the population of localities where the institutions are founded according to accepted international definitions.

According to the ABPRS results for the year 2009, 50.3% of the total population is male (36,462,470 persons) and 49.7% is female (36.098.842 persons); 75.5% of the total population (54,807,219 persons) live in provincial and district centers; and 24.5% of the total population live in towns and villages (17,754,093 persons). The median age of the population in Turkey is 28.8, with a median age of 28.2 for males and 29.3 for females. The median age of the population living in provincial and district centers is 28.7 and the median age of the population living in villages is 29.1. Persons of working age, the age group of 15-64, constitute 67% of the total population. Moreover, 26% of the population of Turkey is in the age group of 0-14 and 7% is in the age group of 65 and over. The following table sets forth the age distribution of the Republic’s population for the years 2007, 2008 and 2009.

Age Distribution

2009			2008			2007
Total Population	72,561,312		Total Population	71,517,100		Total Population	70,586,256
Age Groups	Population	%	Age Groups	Population	%	Age Groups	Population	%

0-4	6,155,321	8.48	0-4	5,998,258	8.39	0-4	5,793,906	8.21
5-9	6,201,647	8.55	5-9	6,318,132	8.83	5-9	6,436,827	9.12
10-14	6,502,366	8.96	10-14	6,472,197	9.05	10-14	6,411,658	9.08
15-19	6,234,620	8.59	15-19	6,185,104	8.65	15-19	6,157,033	8.72
20-24	6,280,117	8.65	20-24	6,256,558	8.75	20-24	6,240,573	8.84
25-29	6,508,860	8.97	25-29	6,518,837	9.12	25-29	6,512,838	9.23
30-34	5,911,032	8.15	30-34	5,810,107	8.12	30-34	5,727,699	8.11
35-39	5,505,313	7.59	35-39	5,330,484	7.45	35-39	5,072,441	7.19
40-44	4,676,145	6.44	40-44	4,740,250	6.63	40-44	4,725,800	6.70
45-49	4,469,953	6.16	45-49	4,284,175	5.99	45-49	4,085,065	5.79
50-54	3,725,743	5.13	50-54	3,643,173	5.09	50-54	3,565,669	5.05
55-59	2,945,603	4.06	55-59	2,878,104	4.02	55-59	2,788,858	3.95
60-64	2,361,178	3.25	60-64	2,188,298	3.06	60-64	2,067,714	2.93
65-69	1,723,714	2.38	65-69	1,701,384	2.38	65-69	1,698,583	2.41
70-74	1,323,668	1.82	70-74	1,274,681	1.78	70-74	1,373,077	1.95
75-79	1,145,932	1.58	75-79	1,110,782	1.55	75-79	1,069,961	1.52
80-84	611,703	0.84	80-84	571,179	0.80	80-84	578,879	0.82
85-89	211,567	0.29	85-89	175,221	0.25	85-89	182,188	0.26
90+	66,830	0.09	90+	60,176	0.08	90+	97,487	0.14

Source: TURKSTAT

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According to the results of the ABRPS, the annual population growth rate of the Republic was 1.32%, 1.31% and 1.45% in 2007, 2008 and 2009, respectively.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In October 2010, the trade balance (according to the balance of payments presentation) posted a deficit of $5.00 billion as compared to a deficit of $1.31 billion in the same period in 2009. In November 2010, total goods imported (c.i.f.2), including gold imports, increased by 35.7% to approximately $17.12 billion, as compared to approximately $12.61 billion during the same period of 2009. In November 2010, the import of capital goods, which are used in the production of physical capital, increased by approximately 61.58% over the same period in 2009; the import of intermediate goods, such as partly finished goods and raw materials, which are used in the production of other goods, increased by approximately 34.47% over the same period in 2009 and consumption goods increased by approximately 19.50% over the same period of 2009. In October 2010, the current account produced a deficit of approximately $3.68 billion, as compared to a surplus of approximately $0.33 billion in the same period of 2009. According to the Republic’s Medium Term Program, the current account deficit is projected to be $39.5 billion in 2010. In the period January — October 2010, the current account deficit was $35.7 billion. In November 2010, total goods exported (f.o.b.)3, increased by 6.0% to approximately $9.43 billion, as compared to approximately $8.90 billion during the same period of 2009.

As of December 24, 2010, total gross international reserves of the Central Bank were approximately $84.6 billion (compared to $74.8 billion as of December 31, 2009), gold reserves were approximately $4.9 billion (compared to $4.1 billion as of December 31, 2009) and the Central Bank gross foreign exchange reserves were approximately $79.7 billion (compared to approximately $70.7 billion as of December 31, 2009).

As of December 24, 2010, the Central Bank held approximately TL7.12 billion in public sector deposits.

FOREIGN DIRECT INVESTMENT

Historically, firms from EU member states have had the largest share of foreign direct investments in the Republic. In 2009, EU member states were significantly affected by the global financial crisis and as a result, fiscal problems have arisen in the region. In this uncertain economic environment, many firms in the EU revised their investment strategies and decreased direct investments abroad, including investments in the Republic. Accordingly, Turkey experienced a significant decrease in foreign direct investment in 2009.

PUBLIC FINANCE AND BUDGET

•	From January to November 2010, the central government consolidated budget expenditures were approximately TL255.8 billion and central government consolidated budget revenues were approximately TL232.3 billion, compared to a central government consolidated budget expenditure of approximately TL239.5 billion and a consolidated budget revenue of TL193.2 billion during the same period in 2009.

•	From January to November 2010, the central government consolidated budget deficit was approximately TL23.5 billion, compared to a central government consolidated budget deficit of TL46.4 billion during the same period in 2009.

•	From January to November 2010, the central government consolidated budget primary surplus reached approximately TL23.0 billion, compared to the central government consolidated budget primary surplus of TL5.8 billion during the same period in 2009.

2 c.i.f. means cost, insurance and freight; when a price is quoted c.i.f., it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. c.i.f. is an international commerce term.
3 f.o.b. means free on board; when a price is quoted f.o.b., it means that the selling price includes the cost of the goods, but not the freight or transport costs and the cost of marine insurance. F.o.b. is an international commerce term.

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•	In November 2010, the central government consolidated budget expenditures were approximately TL25.7 billion and central government consolidated budget revenues were approximately TL25.4 billion, compared to a central government consolidated budget expenditure of approximately TL20.9 billion and a central government consolidated budget revenue of TL17.8 billion during the same month of 2009.

•	In November 2010, the central government consolidated budget deficit was approximately TL0.4 billion, compared to a central government consolidated budget deficit of TL3.1 billion during the same month of 2009.

•	In November 2010, the central government consolidated budget primary balance produced a surplus of approximately TL4.6 billion, compared to the central government consolidated budget primary deficit of TL1.2 billion during the same month of 2009.

•	The following table sets forth the details of the central government budget for the first eleven months of 2010.

	January-November
Central Government Budget	2010 (cumulative)	November 2010
	(Thousands TL)

Expenditures	255,770,357	25,740,026
1-Excluding Interest	209,311,593	20,750,933
Personnel	58,195,841	5,442,990
Social Security Contributions	9,921,146	962,769
Purchase of Goods and Services	21,608,734	2,334,015
Current Transfers	92,949,328	8,268,929
Capital Expenditures	17,556,650	2,704,564
Capital Transfers	3,855,149	543,178
Lending	5,224,745	494,488
Contingencies
2-Interest	46,458,764	4,989,093
Revenues	232,281,068	25,375,367
1-General Budget Revenues	225,049,879	24,836,167
Taxes	192,574,246	22,162,942
Property Income	9,147,969	417,877
Grants and Aids and Special Revenues	1,543,136	70,776
Interest, Shares and Fines	19,133,186	2,145,018
Capital Revenues	2,481,386	22,525
Receivable Collections	169,956	17,029
2-Special Budget Institutions	5,442,957	448,631
3-Regularity & Supervisory Institutions	1,788,232	90,569
Budget Balance	(23,489,289)	(364,659)
Primary Balance	22,969,475	4,624,434

Source: Ministry of Finance

On December 26, 2010, the Assembly approved the Budget Law for 2011 (Law No. 6091). According to the budget law, budget expenditures are expected to be TL312.5 billion, budget revenues are expected to be TL279.0 billion and the total budget deficit is expected to be TL33.5 billion.

On October 28, 2010, the Republic announced its 2011 financing program. According to the 2011 financing program, the Republic expects to repay (including principal and interest) a total of approximately TL152.8 billion of debt in 2011, of which approximately TL135.0 billion constitutes domestic debt and approximately TL17.8 billion constitutes external debt. The total borrowing target for the Republic in 2011 is approximately TL131.7 billion, of which approximately TL119.1 billion would consist of domestic borrowing and approximately TL12.5 billion

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would consist of external borrowing. Other sources of funds in 2011 are expected to consist of, cash primary surplus, revenues from privatization, transfers from the Unemployment Insurance Fund and the SDIF, receipts from on-lending and guaranteed debt and use of cash account (which are targeted to yield TL21.1 billion in total).

On October 11, 2010, the Government announced a medium term program that covers the period between 2011 and 2013 (the “Medium Term Program”). Under this framework, targets for medium term macroeconomic indicators (such as GDP growth rates, unemployment rates, current account deficit to GDP, central government budget deficit to GDP, etc.) were announced. With this program the Government announced that GDP is expected to increase 6.8% in 2010 and is expected to grow 4.5% in 2011, 5.0% in 2012 and 5.5% in 2013. The primary surplus to GDP ratio is expected to gradually increase to 1.0% by 2013. Also, the central government budget deficit to GDP ratio is expected to be 4.0% in 2010, 2.8% in 2011, 2.4% in 2012 and 1.6% in 2013 and the unemployment rate is expected to decline from 12.2% in 2010 to 11.4% in 2013.

PRIVATIZATION

The Government’s plans for privatization include, among others, the remaining shares of Turk Telekom A.S. (“Turk Telekom”), Turk Hava Yollari A.O. (“Turkish Airlines”), Cyprus Turkish Tobacco Processing Industry Ltd., sugar factories, electricity generators/distributors, Baskent Dogalgaz, bridges and ports, toll roads, Halkbank, Ziraat Bank and the national lottery.

A number of privatizations of electricity distribution companies were completed in 2009. The privatization process of the remaining electricity distribution companies is still pending.

On March 19, 2010, the Privatization Administration announced that July 22, 2010 was the last bidding date for the privatization of Bogazici Elektrik Dagitim A.S., Dicle Elektrik Dagitim A.S., Gediz Elektrik Dagitim A.S. and Trakya Elektrik Dagitim A.S. On July 23, 2010, the Privatization Administration announced that a total of 39 bids were received for these four electricity distribution companies. On August 9, the final bidding was completed for the four electricity distribution companies. Accordingly, İşkaya İņş. San. ve Tic. Ltd. Şti. and MMKEA Makina İthalat İhracat A.Ş. O.G.G. placed the highest bid for Gediz Elektrik Daĝtm A.Ş. with $1.920 billion. For Trakya Elektrik Daĝtm A.Ş. the highest bid was placed by AKSA Elektrik Perakende Satş A.Ş. with $622 million. The highest bid for Dicle Elektrik Dagitim A.S. was placed by Karavil Dayankl Tüketim Mallar İnş. Oto. Pet. Ürünleri Paz. San. ve Tic. Ltd. Şti and Ceylan İnş. ve Tic. A.Ş. O.G.G with $288 million. For Bogazici Elektrik Dagitim A.S. the highest bid was placed by İşkaya İnş. San. ve Tic. Ltd. Şti. and MMKEA Makina İthalat İhracat A.Ş. with $2.990 billion. On December 16, 2010, the Competition Board (“Board”) stated in its advisory decision that shareholders of MMKEA Makina İthalat A.Ş. O.G.G. are also linked with AKSA Elektrik Perakende Satiş A.Ş. so both entities should be regarded as a single enterprise and AKSA Elektrik Perakende Satiş A.Ş. and the joint venture between İşkaya İnş. San. ve Tic. Ltd. Şti. and MMKEA Makina İthalat A.Ş. O.G.G. may acquire a dominant market position if they take over the Bogazici, Gediz and Trakya power distribution grids. As a result, the Board decided that the companies can seize only two of the grids. On August 17, 2010, the Privatization Administration announced that the last bidding date for the privatization of Akdeniz Elektrik Daĝtm A.Ş., İstanbul Anadolu Yakas Elektrik Daĝtm A.Ş. and Toroslar Elektirik Daĝtm A.Ş. would be November 24, 2010. On December 7, 2010, the Privatization Administration announced that a total of 39 bids were received for the tenders. The highest bid for Akdeniz Elektrik Dagitim A.Ş. was placed by Park Holding A.S with $1.165 billion. The highest bid for İstanbul Anadolu Yakas Elektrik Daĝtm A.Ş. was placed by MMKEA Makina İthalat İhracat A.Ş. with $1.813 billion. Finally, the highest bid for Toroslar Elektrik Daĝtm A.Ş. was placed by Yldzlar SSS Holding with $2.075 billion. The result of such tenders shall be submitted to the Privatization High Council (“PHC”) following the evaluation of the Privatization Commission.

On October 9, 2007, a decision on the privatization of Turkseker A.S. (Turkish Sugar Factories) and the privatization of SUMERHALI (a carpet firm) by the PHC was published in the Official Gazette (No. 26668). According to the PHC’s decision, Turkseker A.S will be privatized through a sale of assets. The PHC also decided that SUMERHALI will be privatized through a sale of its assets. The Council of State suspended the privatization of the Portfolio B (Elazĝ, Malatya, Erzincan and Elbistan sugar factories) and Portfolio C (Kastamonu, Krşehir, Turhal, Yozgat, Çorum and Çarşamba sugar factories) sugar companies on January 15, 2010 and December 15, 2009, respectively.

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On July 16, 2008, the Privatization Administration announced the tender for selecting the advisor to the privatization of the power stations of Elektrik Uretim A.S. (“EUAS”) On September 25, 2009, the Privatization Administration announced that the consortium of Citigroup, Oyak Investment, Master Danismanlik and Socoin was selected as the advisor for the privatization of EUAS. On December 1, 2009, the Privatization Administration announced the last bidding date for the privatization of 52 EUAS electricity generation power plants as February 19, 2010. The Privatization Administration announced that these 52 power plants, which are divided into 19 groups for bidding purposes, will be privatized through the transfer of operating rights. As of June 3, 2010 the Privatization Administration completed the tenders for 19 groups. On August 26, 2010 the PHC approved the sale of 18 of the 19 groups.

On August 19, 2008, the Privatization Administration announced that the Council of State suspended the privatization of nine toll roads and two Bosphorus bridges, claiming that the existing legal framework does not allow for privatizations of these assets. On October 15, 2010, the Privatization Administration announced that the deadline for the completion of the privatization of nine toll roads and two Bosphorus bridges was extended to December 31, 2012.

On July 13, 2009, the Privatization Administration announced the last bidding date for the privatization of two salterns of Tobacco, Tobacco Products, Salt and Alcohol Enterprises Inc. (“TTA”), namely Camalti Tuzlasi and Ayvalik Tuzlasi, as December 4, 2009. On December 17, 2009, the Privatization Administration announced that Binbirgida Tarim Urunleri Sanayi ve Ticaret A.S. submitted the highest bids of TL9 million for Ayvalik Tuzlasi and TL115 million for Çamalti Tuzlasi. On October 28, 2009, the Privatization Administration announced the last bidding date for the privatization of real estate properties of TTA, as December 25, 2009. On January 7, 2010, the Privatization Administration announced that the tenders for three of the real estate properties of TTA in Ankara and Izmir were finalized with a total amount of TL74.3 million. On October 22, 2009, the Privatization Administration announced the last bidding date for the privatization of TTA shares in JTI Central Asia LLP Company, as February 5, 2010. On February 10, 2010, the Privatization Administration announced that the Privatization Administration cancelled the privatization of TTA shares in JTI Central Asia LLP Company.

On February 22, 2010, the Privatization Administration announced that March 22, 2010 would be the last bidding date for the privatization of several real estate properties held by each of Sumer Holding A.S., the State Supply Office, Turkish State Railways, and the Ministry of Finance. A total of 41 bids were received for these real estate properties. On April 2, 2010 the Privatization Administration announced that two properties previously belonging to Sumer Holding A.Ş sold for TL2 million. The Privatization Administration cancelled the privatization for the remaining real estate properties due to the withdrawal of bids by participants. In October 2010, the Privatization Administration sold a total of approximately $94 million worth of real estate properties held by the State Supply Office, Turkish State Railways and the Ministry of Finance.

On May 14, 2010 the Privatization Administration announced the tender of the operating rights for the sea port of İskenderun for 36 years and the bidding closed on September 28, 2010. Limak Yatrm Enerji Üretim İşletme Hizmetleri ve İnşaat A.Ş submitted the highest bid of $372 million. As per its decision dated December 2, 2010, the Board decided that the transaction would not result in creating a dominant position and decreasing competition and permitted the transaction.

On May 13, 2010 the Privatization Administration announced the tender for the sale of an 80% stake in Başkent Doĝalgaz Daĝtm A.Ş. and the bidding closed on August 16, 2010. MMEKA Makina İthalat Paz. ve Tic. A.Ş. placed the highest bid of $1.2 billion. As per its decision dated December 16, 2010, the Board decided that the tender for Başkent Doĝalgaz Daĝitim A.Ş. would not result in creating a dominant position and decreasing competition and permitted the transaction.

BANKING SYSTEM

As of November 7, 2010, there have not been any bank takeovers due to the ongoing global financial crisis. The most recent takeover occurred on July 3, 2003 and involved Türkiye Imar Bankas TAŞ. As of October 15, 2010, the SDIF had taken over 25 private banks since 1994.

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Turkey has a relatively strong, well capitalized and profitable banking system. The banking system in Turkey had a capital adequacy ratio4 of 19.33% and a relatively low non-performing loan (“NPL”) ratio5 of 3.92% as of November 2010. The capital adequacy ratio was approximately 20.37% and the NPL ratio was approximately 5.37% as of November 2009.

On September 23, 2010, the Central Bank announced that the reserve requirement ratios ( the “RRRs” and each, an “RRR”) for Turkish Lira and foreign exchange deposits were increased by 50 bps and 100 bps, respectively. Also, with this announcement, the remuneration of Turkish Lira required reserves was terminated. As of November 7, 2010, the required reserve ratios for Turkish Lira and foreign exchange deposits were 5.5% and 11%, respectively.

On December 17, 2010, the Central Bank stated that it would differentiate RRRs according to the maturities of Turkish Lira deposits. Accordingly, the RRRs for Turkish Lira deposits were set at 8% for deposits up to 1 month maturity, 7% for deposits with more than 1 month and up to 6 months maturity, 6% for deposits with more than 6 months and up to 1 year maturity and 5% for deposits with maturities longer than 1 year. Furthermore, RRRs were set as 8% for demand deposits, deposits at notice and personal current accounts. Previously, the RRR for Turkish Lira deposits was 6% for all maturities. The RRR for foreign exchange deposits was left unchanged at 11%.

The SDIF is continuing its efforts to recover claims and sell off assets inherited from banks taken over by the SDIF following the 2001 financial crisis. The SDIF has begun selling non-related party loans of failed banks through loan auctions and is also taking steps to dispose of its holdings of shares in companies and other assets taken over by the SDIF.

On March 10, 2009 the SDIF announced that it was taking over 50% of the Caglar Group’s Bis Enerji company, a joint-stock company which produces electricity. On January 2010, the SDIF announced that it sold a 50% stake in Bis Enerji to SGM Enerji Sanayi ve Ticaret for $250 million.

On July 18, 2009, the SDIF announced that it had taken over 70 companies of Hayyam Garipoglu, the former controlling partner of the Sumerbank, in response to the breach of the protocol between the SDIF and the Garipoglu group that was signed on August 12, 2004 (and modified on January 7, 2009). On August 5, 2009, the SDIF announced the tender for the sale of Burgaz Alkollü Icecekler Ticari ve Iktisadi Butunlugu (“Burgaz”), a company formerly owned by the Garipoglu Group. On August 20, 2009, the Board of the SDIF approved the sale of Burgaz at a price of $86 million to Mey Icki Sanayi ve Ticaret A.S. On November 18, 2009 the SDIF announced that the transfer of Burgaz to Mey Icki San. Tic. A.S. was suspended by the Competition Authority. On April 13, 2010, the SDIF and the Garipoglu Group signed a protocol for the repayment of approximately $307.1 million of the Garipoglu Group’s debts to the SDIF over five years commencing on September 30, 2010.

On March 23, 2010, the SDIF and the Balkaner Group, the former owner of Yurt Ticaret Kredi Bankasi A. a., signed a protocol to repay approximately $393.6 million of its debt to the SDIF over seven years commencing in 2011. The Balkaner Group will repay the principal over five years and interest over the remaining two years.

On November 2, 2010, it was announced that Banco Bilboa Vizcaya Argentaria (“BBVA”) bought a 24.9% stake in Garanti Bank (comprised of an 18.6% stake purchased from General Electric, and a 6.3% stake purchased from Doĝuş Group) for $5.8 billion. BBVA will have joint control over Garanti Bank with the Doĝuş Group.

On November 12, 2010, it was announced that the SDIF and the Caglar Group, the former owner of Interbank, signed a protocol for the repayment of Caglar Group’s debt to the SDIF.

DEBT

The Central Government’s total domestic debt stock was approximately TL350.8 billion as of November 2010, compared to approximately TL329.2 billion as of November 2009. In November 2010, the average maturity of Turkey’s domestic borrowing was 63.5 months, compared to 35.5 months in November 2009. The average annual

4 Regulatory capital/Total risk weighted items
5 Gross non-performing loans/Total cash loans

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interest rate on domestic borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 7.6% in November 2010, compared to 8.5% in November 2009.

The total gross outstanding external debt of the Republic was approximately $267.1 billion (at then-current exchange rates) at the end of the first quarter of 2010, approximately $266.2 billion (at then-current exchange rates) at the end of the second quarter of 2010 and approximately $282.3 billion (at then-current exchange rates) at the end of the third quarter of 2010. The table below summarizes the gross external debt profile of the Republic.

Gross External Debt Profile	2010 Q1	2010 Q2	2010 Q3
	(Million $)

GROSS EXTERNAL DEBT	267,050	266,231	282,281
SHORT TERM	54,355	62,041	68,133
Public Sector	4,697	5,669	7,046
Central Bank	1,669	1,511	1,633
Private Sector	47,989	54,861	59,454
LONG TERM	212,695	204,190	214,148
Public Sector	80,260	79,142	84,248
Central Bank	10,876	9,873	10,687
Private Sector	121,559	115,176	119,212

Source: Undersecretariat of Treasury

Since January 1, 2010, the Republic has issued the following external debt:

•	$2 billion of global notes on January 12, 2010, which mature on May 30, 2040 and have a 6.75% annual interest rate.

•	$1 billion of global notes on March 18, 2010, which mature on March 30, 2021 and have a 5.625% annual interest rate.

•	€1.5 billion of Eurobonds on April 22, 2010, which mature on May 18, 2020 and have a 5.125% annual interest rate.

•	$1 billion of global notes on August 5, 2010, which mature on March 30, 2021 and have a 5.625% annual interest rate.

•	€0.5 billion of Eurobonds on November 12, 2010, which mature on May 18, 2020 and have a 5.125% annual interest rate.

INTERNATIONAL RELATIONS

As a result of the continuing violence and civil unrest in Iraq, neighboring countries, including the Republic, have experienced and may continue to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures. The Republic continues to be affected by the consequences of conflicts in nearby countries, including Iraq, Georgia, Israel and Palestine, and has been the victim of various isolated terrorist attacks. On October 13, 2010, Turkish parliament extended for one year the mandate that gives authorization to the Turkish Army for possible cross-border military operations in northern Iraq, to be effective from October 17, 2010.

Regarding the EU accession process, on June 30, 2010, negotiations on the “Food Safety, Veterinary, Phytosanitary Policy” (Chapter 12) were opened. In total, the Republic has thirteen chapters that have been opened for negotiation since the official opening of membership talks in October 2005, one of which (“Science and Research” Chapter (No. 25)) has been provisionally closed.

On November 9, 2010 the European Commission released the 2010 Progress Report on the Republic’s course of accession into the EU (the “Report”). The Report widely discusses the political reforms and progress in the political areas achieved in Turkey during 2009. The positive findings in the Report reflect Turkey’s efforts to elevate

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the rights and freedoms of Turkish citizens to the highest universal standards. The expectations mentioned in the Report constitute a record of the steps that should be taken by the Republic to meet the necessary criteria for accession, which are similar to those of other candidate and negotiating countries. The work to be done in this direction has already been shared with the public through the National Programs and Action Plan announced by the Government. The Government, as expressed on numerous occasions, is committed to and will take the necessary steps for reform, as evidenced by the comprehensive constitutional amendments adopted by referendum on September 12, 2010. Additionally, while Turkey made significant steps in aligning its laws to the EU acquis, the Report noted that significant efforts are still needed in the area of fundamental human rights. The Report also stresses that the economic stability program that Turkey is implementing and the structural reforms carried out in the economic sector increased the resilience of the Turkish economy in the face of the global financial crisis. Furthermore, the Report emphasizes that due to the financial measures taken by the Government and the robust structure of the banking sector, Turkey managed to overcome the impact of the global financial crisis and is again experiencing positive growth.

On July 13, 2009, Turkey, Bulgaria, Romania, Hungary and Austria signed a transit agreement in Ankara for the Nabucco gas pipeline, which aims to supply Europe with gas from the Caspian region and the Middle East. The consortium confirmed on October 1, 2009 that the first gas, most likely from Iraq, will flow through the Nabucco pipeline in the fourth quarter of 2014. Additional supply is expected to be from Azerbaijan in 2015 or 2016. On October 20, 2009, Hungary’s parliament ratified the Nabucco natural gas pipeline project. Bulgaria’s parliament followed Hungary by ratifying the agreement on February 3, 2010. On March 4, 2010, Turkey’s parliament ratified an accord to build the Nabucco gas pipeline. Such ratification was published in the Official Gazette on March 11, 2010 (No. 27518).

On July 25, 2008, Turkish Cypriot leader Mehmet Ali Talat and the Greek Cypriot leader Demetris Christofias announced that they would launch comprehensive reunification talks on September 3, 2008. The sides have come together in regular meetings since then, with no concrete solution being reached yet. On April 18, 2010, presidential elections were held in the Turkish Republic of Northern Cyprus. According to the final results, Mr. Derviş Eroĝlu was elected as the new president with 50.53% of the votes. On May 26, 2010 the reunifications talks between Cyprus and Turkey resumed after a two month break due to the elections in the Turkish Republic of Northern Cyprus.

On June 28, 2010 during the G20 summit meeting held in Canada, United States President Obama and Prime Minister Erdoĝan met to discuss the two countries’ relations in detail.

Positive steps have been taken by the governments of Turkey and Armenia to improve relations between these two countries. On August 31, 2009, it was announced that Turkey and Armenia had agreed to start their internal political discussion on two protocols — the Protocol on the Establishment of Diplomatic Relations and the Protocol on the Development of Bilateral Relations — that were initiated in the course of their efforts through Swiss mediation. The protocols provide for a framework for the normalization of the bilateral relations within a reasonable timeframe between Turkey and Armenia. In this context, Armenia and Turkey signed agreements on October 10, 2009, in Zurich, to establish diplomatic ties and normalize relations. The agreements were submitted to the respective Parliaments for ratification by each side. On April 22, 2010 Armenia announced that it suspended the ratification process of the agreements.

On April 8, 2010 five new confidence building measures (“CBM”) were adopted with Greece.

On May 17, 2010, in an effort to find a diplomatic solution to the standoff between Iran and the international community, the foreign ministers of Turkey, Brazil and Iran signed a declaration (“Joint Declaration”) that commits Iran to swap 1,200 kg (2,640 lb) of its low-enriched uranium in escrow in Turkey for 120 kg (264 lb) of 20%-enriched nuclear fuel. On June 9, 2010, the United Nations ratified Resolution 1929, which tightened sanctions on Iran. Turkey was one of only two U.N. Security Council members, along with Brazil, to oppose the ratification of the Resolution in order to uphold the opportunities opened by the Joint Declaration. However, the U.N. Security Council Resolutions adopted under Article 7 of the U.N. Charter are legally binding for all countries, including Turkey. Therefore, Turkey will abide by the provisions of Resolution 1929.

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On May 31, 2010, the Israeli armed forces intercepted a civilian aid flotilla that had embarked from Turkish ports and was bound for Gaza. The Israeli armed forces boarded the boats comprising the flotilla and nine civilians were killed, including eight Turkish citizens. As a result, Turkish and Israeli relations have cooled and there have been recent decreases in tourism and trade between the two nations.

On December 24, 2010, the Presidents of Turkey, Afghanistan and Pakistan held a summit in İstanbul. The parties took tangible steps in the fight against terrorism, economic cooperation and partnership in disaster management, including a framework agreement aiming to enhance the capabilities of the three countries to cooperate in these areas and agreements for the establishment of a Counter-Terrorism Excellency Center, cooperation between the police departments of the three countries and cooperation in counter-narcotics.

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